Exhibit 99.1

Effectiveness of Share Subdivision and ADS Ratio Change

As previously announced, the shareholders of Alibaba Group Holding Limited (the “Company”) approved a 1-to-8 share subdivision of the Company’s ordinary shares (the “Share Subdivision”) at the annual general meeting held on July 15, 2018, to be effectuated on a date as determined by the Company’s board of directors (the “Board”).

Effective before the commencement of trading on the New York Stock Exchange on July 30, 2019, the date determined by the Board, the Company subdivided each of its issued and unissued ordinary shares into eight (8) ordinary shares.  Following the Share Subdivision, the Company’s authorized share capital is now US$100,000 divided into 32,000,000,000 ordinary shares with a par value of US$0.000003125 each (“Ordinary Shares”).

Simultaneously with the Share Subdivision, the previously-announced change in the ratio of the Company’s American depositary share (“ADS”) to Ordinary Share (the “ADS Ratio Change”) also became effective.  Following the ADS Ratio Change, each ADS now represents eight (8) Ordinary Shares.  Previously, each ADS represented one Ordinary Share.

Because the ADS Ratio Change was exactly proportionate to the Share Subdivision, no new ADSs were issued to any ADS holder and the total number of the Company’s outstanding ADSs remains unchanged.

For additional details, please refer to the Company’s proxy statement that was furnished on Form 6-K on June 17, 2019.